HERITAGE
COMMERCE CORP

Keefe, Bruyette & Woods 2014 Community Bank Investor Conference
July 29, 2014

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in Northern California (primarily the San Francisco Bay Area)**

  - Catering to small to medium sized privately held companies, their owners and professionals
    - By providing a diversified mix of lending and deposit products oriented to businesses and professionals

  - Delivering our products and services through full-service offices located in key communities in Northern California (primarily the San Francisco Bay Area)

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Bank Profile

- **Heritage Bank of Commerce 20th Anniversary 1994 – 2014**

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Corporate finance/asset-based lending
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fourth in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2013.

Experienced Management Team

Name	Position	Years at HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	9	32
Keith A. Wilton[1]	EVP / Chief Operating Officer	1	33
Michael E. Benito	EVP / Business Banking Division	10	29
Lawrence D. McGovern	EVP / Chief Financial Officer	15	30
David E. Porter	EVP / Chief Credit Officer	2	39
Debbie K. Reuter	EVP / Chief Risk Officer	20	29

- **Regional Line Managers average over 20 years of experience in market[2]**

[1] Keith A. Wilton joined the Company on February 18, 2014
[2] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

County	Population	Projected 5-Yr Population Growth	2013 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,824,941**	**5.36%**	**$ 84,375**	**16.68%**	**68,497**
Alameda	**1,544,833**	**5.13%**	**66,807**	**20.10%**	**60,529**
Contra Costa	**1,076,524**	**5.35%**	**77,871**	**14.66%**	**40,415**
San Francisco	825,162	4.76%	64,498	24.22%	47,863
San Mateo	730,953	4.54%	82,332	16.50%	31,427
Marin	255,910	2.91%	84,064	18.77%	17,425
San Benito	**56,744**	**5.63%**	**64,971**	**19.83%**	**1,944**
California	37,905,036	3.94%	58,881	19.68%	1,474,198
National	314,467,933	3.62%	51,314	16.11%	12,492,759

Source: SNL as of 12/31/2013

Heritage Snapshot – 11 Branches

HERITAGE COMMERCE CORP



Sacramento
Santa Rosa
Sebastopol
Rohnert Park
Vacaville
Napa
Petaluma
Fairfield
Novato
Vallejo
Point Reyes Natl. Seashore
San Rafael
Concord
Lodi
Angels Camp
Stockton
Richmond
Berkeley
Union Island
Jamestown
San Francisco
Oakland
Manteca
Tracy
Daly City
Hayward
Livermore
Modesto
South San Francisco
Union City
Fremont
Coast Ranges
Redwood City
Patterson
Turlock
Snelling
Milpitas
Mountain View
Sunnyvale
San Jose
Newman
Atwater
Merced
Santa Cruz Mountains
Morgan Hill
Los Banos
Chowchilla
Santa Cruz
Gilroy
Dos Palos
Watsonville
Hollister
Mendota
Marina
Salinas
Monterey
Seaside
Gabilan Range
Tranquillity
Carmel Highlands
Soledad
Santa Lucia Range
Ventana Wilderness Area
Greenfield
King City
Coalinga
© 2014 SNL Financial LC. All rights reserved.
© 2014 Nokia © 2014 Microsoft Corporation

Financial Highlights 6/30/14

Total Assets	$	1.5	billion
Total Loans	$	990	million
Total Deposits	$	1.3	billion
Total Shareholders' Equity	$	182	million
Tangible Equity	$	180	million
TE/Tangible Assets		12.2%	
Total RBC Ratio		15.1%	
Loans/Deposits		78.1%	
Net Interest Margin(TEY)[(1)]		4.07%	
Efficiency Ratio[(1)]		69.50%	
2Q'14 Net Income[(1)(2)]	$	3.3	million
Quarterly Common Dividend	$	0.05	per share

(1)For the quarter ended 6/30/14
(2)Before dividends on preferred stock

Market Share

- **Ranks fourth amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks		
2013 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	24	2,520,727
2	Fremont Bank	18	2,120,780
3	Bridge Bank, NA	2	1,298,412
4	**Heritage Bank of Commerce**	**11**	**1,199,768**
5	Bank of Marin	12	1,053,070
6	First National Bank of Northern California	13	803,220
7	Pacific Coast Banker's Bank	1	503,466
8	Avidbank	1	384,528
9	Presidio Bank	4	384,442
10	Bank of the Orient	7	355,594

Top National Franchises		
2013 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Wells Fargo Bank, NA	227	86,447,232
2	Citibank, NA	117	22,859,805
3	JPMorgan Chase Bank, NA	196	20,010,627
4	Silicon Valley Bank	4	16,837,514
5	First Republic Bank	31	15,577,532

Totals for Market[1]	
Branch Count	Deposits in Bay Area[1] ($000)
1,445	370,928,677

[1] San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2013.

HERITAGE COMMERCE CORP

Operating Performance (in $000's)

	For the Periods Ended:					
				YTD	YTD	
	2Q 2014	2Q 2013	% Change	06/30/2014	06/30/2013	% Change
Net Interest Income	$13,685	$12,153	13%	$27,019	$24,306	11%
Provision (Credit) for Loan Losses	(198)	(270)	27%	(208)	(270)	23%
Net Interest Income after Provision for Loan Losses	13,883	12,423	12%	27,227	24,576	11%
Noninterest Income	2,047	1,915	7%	4,064	3,578	14%
Noninterest Expense*	10,934	10,389	5%	21,668	21,170	2%
Income Before Income Taxes	**4,996**	**3,949**	**27%**	**9,623**	**6,984**	**38%**
Income Tax Expense	1,672	1,156	45%	3,223	2,011	60%
Net Income (Before dividends on preferred stock)	**$3,324**	**$2,793**	**19%**	**$6,400**	**$4,973**	**29%**
Efficiency Ratio	69.50%	73.85%		69.71%	75.92%	

*2Q14 and the six months ended 6/30/14 include one-time reorganization costs of $386m.

Financial Highlights (in $000's)

	For the Periods Ended:		
	2Q 2014	2Q 2013	% Change
■ Total Assets	$ 1,480,619	$ 1,399,506	6%
■ Total Loans	$ 990,341	$ 841,950	18%
■ Core Deposits	$ 1,023,830	$ 896,941	14%
■ Total Deposits	$ 1,267,848	$ 1,189,039	7%
■ Subordinated Debt	$ -	$ 9,279	-100%
■ Total Shareholders' Equity	$ 181,525	$ 167,620	8%

Strong Deposit Base (in $000's)

HERITAGE COMMERCE CORP

June 30, 2014



	Balance	% of Total
Demand, noninterest-bearing	$ 456,235	36.0%
Demand, interest-bearing	193,041	15.2%
Savings and money market	354,175	27.9%
Time deposits - under $100	20,379	1.6%
Core Deposits	1,023,830	80.7%
Time deposits - $100 and over	195,619	15.4%
Time deposits - brokered	33,614	2.7%
CDARS - money market and time deposits	14,785	1.2%
Total	$ 1,267,848	100.0%

Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

HERITAGE COMMERCE CORP

Diversified Loan Portfolio (in $000's)

June 30, 2014


Commercial
CRE - Owner Occupied
CRE - Investor/Other
Equity Lines
Land & Construction
Consumer & Other

	Balance	% of Total
Commercial	$415,557	42.0%
CRE - Owner Occupied	222,060	22.4%
CRE - Investor/Other	232,616	23.5%
Equity Lines	56,743	5.7%
Land & Construction	47,758	4.8%
Consumer & Other	15,607	1.6%
Total	$990,341	100.0%

Conservative CRE Loan Concentration



Net Interest Margin Trend (TEY)



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 2Q14

1. NPA's/Total Assets = 0.59%
2. ALLL/ NPL's = 228.35%

(1) net of SBA guarantees

Balance at 2Q14	(in $000's)
1. Classified Assets[1]	$23,092
2. NPA's	$8,667
3. ALLL	$18,592

Excellent Capital Ratios



Tier 1 Risk-Based Capital Ratio (%)



Tangible Common Equity/Tangible Assets (%)

[1] Assumes conversion of Series C Preferred Stock of $19.5 million into common stock

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market
  - Recruited eight senior relationship managers over the past eighteen months

- **Solid credit quality at 2Q 2014**
  - 0.59% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

Positioned for Growth (continued)

- **Excellent capital and liquidity at 2Q 2014**
  - 15.1% total risk-based capital ratio
  - 78.11% loan to deposit ratio
  - Reinstated quarterly common dividend at $0.03 per share in the third quarter of 2013; increased twice to $0.05 per share

- **Profitable operations**
  - 16 consecutive quarters of net income
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 11 branch locations
  - Fourth in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in the state of California in households with income greater than $200,000

Contact Information



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Keith A. Wilton
Executive Vice President
Chief Operating Officer
408.494.4534

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Debbie K. Reuter
Executive Vice President
Chief Risk Officer
408.494.4542

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK